UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for

the Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Westfield Financial, Inc.

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 28, 2016

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$949,524	$1,243,665
Pooled separate accounts	9,893,235	10,305,177
Stable value fund	1,296,344	1,299,715
Mutual fund	397,151	285,850
Total investments at fair value	12,536,254	13,134,407

Notes receivable from participants	421,447	444,317
Net assets available for benefits at fair value	12,957,701	13,578,724

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(3,407)	(13,666)

Net assets available for benefits	$12,954,294	$13,565,058

See notes to financial statements.

2

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2015 and 2014

	2015	2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$18,272	$588,419
Interest and dividends	23,993	38,777
Total investment income	42,265	627,196

Interest income on notes receivable from participants	17,463	18,067

Contributions:
Participant	715,696	784,594
Employer	224,183	235,730
Rollovers	65,717	44,605
Total contributions	1,005,596	1,064,929

Total additions	1,065,324	1,710,192

Deductions from net assets attributed to:
Benefits paid to participants	1,669,915	1,028,825
Administrative expenses	6,173	6,889

Total deductions	1,676,088	1,035,714

Net (decrease) increase	(610,764)	674,478

Net assets available for benefits:

Beginning of the year	13,565,058	12,890,580

End of the year	$12,954,294	$13,565,058

See notes to financial statements.

3

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.

DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Plan Administrator. Principal Financial Group is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2015 and 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group, common shares of Westfield Financial, Inc. (the parent company of Westfield Bank), a stable value fund and a mutual fund. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans ranged from 4.25% to 4.50% at December 31, 2015.

5

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. Forfeited nonvested balances were $2,231 and $2,524 for the years ended December 31, 2015 and 2014, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $6,173 and $6,889 for the years ended December 31, 2015 and 2014, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

6

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to these guaranteed interest accounts (stable value fund). The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are valued at the net asset value (“NAV”) which is based on the fair value of the underlying assets of the accounts. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2015 and 2014.

Benefits

Benefits are recorded when paid.

7

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as the practical expedient. Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured at the practical expedient from the fair value hierarchy is intended to eliminate diversity in practice that currently exists with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy will be the observability of the inputs. The ASU will be adopted by the Plan in the year ending December 31, 2016.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU will be adopted by the Plan in the year ending December 31, 2016.

8

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)
Fair Value Hierarchy

The Plan groups its assets measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

9

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

3.	INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2015 and 2014. Investments that individually represent five percent or more of the Plan’s net assets available for benefits are separately identified.

	2015		2014
Westfield Financial, Inc. Common Stock (113,039 shares and 169,437 shares at December 31, 2015 and 2014, respectively)	$949,524	*	$1,243,665	*
The Principal Financial Group:
Core Plus Bond Separate Account	312,296		300,496
Principal Lifetime 2010 Separate Account	111,399		112,660
Principal Lifetime 2015 Separate Account	287,505		1,040,284	*
Principal Lifetime 2020 Separate Account	757,775	*	680,214	*
Principal Lifetime 2025 Separate Account	151,047		133,694
Principal Lifetime 2030 Separate Account	1,163,269	*	1,192,715	*
Principal Lifetime 2035 Separate Account	33,378		26,815
Principal Lifetime 2040 Separate Account	1,016,370	*	876,779	*
Principal Lifetime 2045 Separate Account	65,406		88,730
Principal Lifetime 2050 Separate Account	257,831		239,647
Principal Lifetime 2055 Separate Account	78,413		61,241
Principal Lifetime 2060 Separate Account	2,217		—
Principal Lifetime Strategic Inc. Separate Account	10,622		12,110
Small Capital S&P 600 Index Separate Account	245,801		243,265
Middle Capital S&P 400 Index Separate Account	528,297		486,180
Large Capital S&P 500 Index Separate Account	1,125,175	*	1,117,707	*
Diversified International Separate Account	637,917		659,277
PIMCO Total Return R Fund	397,151		285,850
Union Bond & Trust Company Principal Stable Value Fund	1,296,344	*	1,299,715	*
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account	214,667		227,337
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account	367,245		388,230
Robert Baird/William Blair Middle Capital Growth III Separate Account	304,952		235,374
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account	—		483,701
Columbus Circle Investors Large Capital Growth Separate Account	624,674		571,411
Edge Asset Management Capital Appreciation Separate Account	506,661		—
Westwood/Barrow Hanley Large Capital Value III Separate Account	581,987		630,336
AllianceBern/CCI/Brown Small Capital Growth I Separate Account	508,331		496,974

Investments at Fair Value	$12,536,254		$13,134,407

* Investments that represent 5% or more of net assets available for benefits.

10

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

INVESTMENTS (Continued)

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2015	2014

Pooled separate accounts	$(98,217)	$591,962
Stable value fund	12,490	10,225
Mutual fund	(8,122)	6,905
Westfield Financial, Inc. common stock	112,121	(20,673)
Net appreciation in fair value of investments	$18,272	$588,419

Stable Value Fund

In 2006, the Plan entered into a benefit-responsive investment contract with The Union Bond & Trust Company Principal Stable Value Fund (the “Fund”). Morley Financial Services, Inc. acts as the Fund’s investment advisor. The Union Bond & Trust Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is reflected in the financial statements at fair value as reported to the Plan by The Union Bond & Trust Company.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan by The Union Bond & Trust Company, represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2015 and 2014 was $1,296,344 and $1,299,715, respectively. The gross crediting interest rate is based on a formula agreed upon with the issuer. The interest rates are reviewed on a monthly basis for resetting.

11

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

INVESTMENTS (Concluded)

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The Plan Administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The Union Bond & Trust Company can terminate the investment contract upon the event of default by the Plan if it determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on its interest with respect to the contract.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2015 and 2014:

	2015	2014
Average yields:
Based on actual earnings	1.58%	1.36%
Based on interest rate credited to participants	1.68%	1.48%

4.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.

FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated September 2, 2011, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

12

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

FEDERAL INCOME TAX STATUS (Concluded)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.

TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group. Westfield Financial, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Company to the custodian for loan administration and other administrative services were $16,792 and $17,350 for the years ended December 31, 2015 and 2014, respectively.

7.

RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Westfield Financial, Inc., Union Bond & Trust Company Principal Stable Value Fund and pooled separate accounts managed by Principal Financial Group. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

13

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

8.

RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits as reported in the statements of net assets available for benefits	$12,954,294	$13,565,058
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	3,407	13,666
Net assets per Form 5500	$12,957,701	$13,578,724

The following is a reconciliation of the net increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2015:

Net decrease in net assets per the statement of changes in net assets available for benefits	$(610,764)
Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(10,258)
Net income per Form 5500	$(621,022)

9.

FAIR VALUE MEASUREMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts are based on the NAV which is based on the fair value of the underlying assets of the accounts.

Mutual Funds – Mutual funds are valued at the NAV of shares held by the Plan at year end.

Stable Value Fund – This is a collective investment trust for which the NAV is based on the market value of its underlying investments. This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

14

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014, respectively:

	Assets	2015
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$949,524	$949,524	$—	$—
Pooled separate accounts:
Large U.S. equity	2,838,497	—	2,838,497	—
Small/mid U.S. equity	2,169,293	—	2,169,293	—
Balanced/asset allocation	3,935,232	—	3,935,232	—
International equity	637,917	—	637,917	—
Other	312,296	—	312,296	—
Stable value fund	1,296,344	—	1,296,344	—
Mutual fund	397,151	397,151	—	—
Total	$12,536,254	$1,346,675	$11,189,579	$—

15

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

FAIR VALUE MEASUREMENTS (Concluded)

	Assets	2014
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,243,665	$1,243,665	$—	$—
Pooled separate accounts:
Large U.S. equity	2,803,155	—	2,803,155	—
Small/mid U.S. equity	2,077,360	—	2,077,360	—
Balanced/asset allocation	4,464,889	—	4,464,889	—
International equity	659,277	—	659,277	—
Other	300,496	—	300,496	—
Stable value fund	1,299,715	—	1,299,715	—
Mutual fund	285,850	285,850	—	—
Total	$13,134,407	$1,529,515	$11,604,892	$—

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2015 or 2014. There were no liabilities measured at fair value on a recurring basis at December 31, 2015 or 2014.

16

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2015

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Westfield Financial, Inc. Common Stock		$949,524
*The Principal Financial Group:
Core Plus Bond Separate Account		312,296
Principal Lifetime 2010 Separate Account		111,399
Principal Lifetime 2015 Separate Account		287,505
Principal Lifetime 2020 Separate Account		757,775
Principal Lifetime 2025 Separate Account		151,047
Principal Lifetime 2030 Separate Account		1,163,269
Principal Lifetime 2035 Separate Account		33,378
Principal Lifetime 2040 Separate Account		1,016,370
Principal Lifetime 2045 Separate Account		65,406
Principal Lifetime 2050 Separate Account		257,831
Principal Lifetime 2055 Separate Account		78,413
Principal Lifetime 2060 Separate Account		2,217
Principal Lifetime Strategic Inc. Separate Account		10,622
Small Capital S&P 600 Index Separate Account		245,801
Middle Capital S&P 400 Index Separate Account		528,297
Large Capital S&P 500 Index Separate Account		1,125,175
Diversified International Separate Account		637,917
PIMCO Total Return R Fund		397,151
Union Bond & Trust Company Principal Stable Value Fund		1,296,344
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account		214,667
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account		367,245
Robert Baird/William Blair Middle Capital Growth III Separate Account		304,952
Columbus Circle Investors Large Capital Growth Separate Account		624,674
Edge Asset Management Capital Appreciation Separate Account		506,661
Westwood/Barrow Hanley Large Capital Value III Separate Account		581,987
AllianceBern/CCI/Brown/Emerald Small Capital Growth I Separate Account		508,331
Investments at Fair Value		12,536,254

*Notes receivable from participants (4.25% - 4.50%)		421,447

Total assets held for investment purposes		$12,957,701

* Indicates party-in-interest to the Plan.

   There were no investment assets which were both acquired and disposed of during the Plan year.

17

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 28, 2016	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr.
Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm